Stern Brothers & Co.

Statement of Financial Condition
September 30, 2020
Available for Public Inspection

Stern Brothers & Co.
Index
September 30, 2020
Available for Public Inspection

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of
Stern Brothers & Co.
St. Louis, Missouri

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stern Brothers & Co. (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2007.

New York, New York
November 23, 2020

1

Stern Brothers & Co.
Statement of Financial Condition
September 30, 2020
Available for Public Inspection

Assets

Cash and cash equivalents	$ 2,163,885
Securities owned, at fair value	2,722,912
Receivable from clearing broker	9,218,238
Deposit with clearing broker	100,000
Other receivables, net	1,361,549
Accrued interest receivable from securities	94,691
Prepaid expenses and other assets	157,395
Right-of-use asset	1,030,358
Property and equipment, net	91,135
Total assets	$ 16,940,163

Liabilities and Stockholders' Equity

Liabilities

Payable to clearing broker	$ 2,686,982
Accounts payable	192,495
Accrued liabilities	2,666,170
Income tax payable	547,682
Deferred tax liability	25,383
Other liabilities	12,719
Lease commitment liability	1,062,516
Total liabilities	7,193,947

Commitments and contingent liabilities (Note 8)

Stockholders' equity

Common stock, $0.001 par value;	
10,000,000 shares authorized, 3,930,877 shares issued	3,931
Additional paid-in capital	4,054,438
Retained earnings	5,687,847
Total stockholders' equity	9,746,216
Total liabilities and stockholders' equity	$ 16,940,163

1. **Corporate Operation**

    Stern Brothers & Co. (the "Company") is a WBENC certified Women's Business Enterprise, a state of Missouri certified Women-owned Business Enterprise, a registered securities broker/dealer with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The predominant businesses of the Company are underwriting bond offerings, providing services related to taxable and tax-exempt financings, and acting as principal or agent in transactions for the purchase and sale of various types of debt and equity securities. Securities traded for its account include taxable and tax-exempt obligations.

    The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all the Company's securities transactions. Substantially, all the Company's investments are held by the broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2. **Summary of Significant Accounting Policies**

    The following is a summary of the significant accounting policies used in the preparation of this financial statement:

    A. Securities owned are carried at fair value. At year-end, these securities consisted primarily of state and municipal bonds.

    B. An allowance for doubtful accounts is established as needed for specific receivables which may be uncollectible. A receivable is charged off by management as a loss when deemed uncollectible, although collection efforts continue and recoveries may occur.

    C. Principal transactions are recorded on the trade date, as if they had settled.

    D. Prepaid expenses and other assets include rental deposits and other prepaid expenses.

    E. Property and equipment are recorded at cost. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts.

    F. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

        A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

    G. Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

    H. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When treasury stock is reissued, the FIFO method is used.

I. The Company enters into leases in the normal course of business primarily for branch offices. The Company's leases have remaining terms ranging from month to month to 80 months. Some of the Company's leases include lease renewal options, but generally do not include lease termination options. The Company includes lease renewal and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected not to account for any non-lease components in its real estate leases as part of the associate lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less on the Company balances.

Leases are classified as operating or finance leases at the lease commencement date. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on consideration of the current rates available to Company from its bank and clearing broker borrowings, adjusted for lease term and other factors.

J. Financial Accounting Standards Board issued "*Financial Instruments – Credit Losses (Topic 326)*". Under Topic 326, the Company will replace its incurred loss model for accounts receivable with an expected loss model, referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on any financial assets measured at amortized cost. It also applies to any off-balance sheet credit exposures not accounted for as insurance and net investments in certain leases recognized by a lessor. Additionally, the amendments in Topic 326 require credit losses on available-for-sale assets to be presented as a valuation allowance rather than as a direct write-down. Topic 326 will be effective for the Company on October 1, 2020 and did not have a significant impact on its financial statements.

K. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Other Receivables, Net

Other receivables at September 30, 2020 consist of the following:

Underwriting, consulting, advisory and other receivables	$ 718,351
Remarketing fees receivables	590,110
Related party receivables	64,401
	1,372,862
Less allowance for doubtful accounts	11,313
	$ 1,361,549

The related party receivable consists of receivables from employees. Their weighted average maturity is less than two years. The fair value of the related party receivable approximates its amortized cost.

4.   **Borrowings**

Bank borrowings

The Company maintains a credit facility with a domestic financial institution. The facility is unsecured and permits the Company to draw on the credit facility in amounts up to $3,000,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to the greater of 4.00 percent or the domestic financial institution's prime rate, which was 3.25 percent at September 30, 2020. There were no outstanding borrowings under this credit facility at September 30, 2020. The credit facility expires on March 20, 2021 and contains customary representations and warranties, covenants, and events of default. The Company believes that circumstances that might give rise to breach of these covenants or an event or default as specified in the credit facilities are remote.

Clearing broker borrowings

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $100,000, and all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the Agreement. The accounts bear interest at 75 basis points plus the clearing broker's cost of funds. Investments in the accounts at September 30, 2020 totaled $2,686,099. The payable to the clearing broker includes $883 of unrealized losses in the aforementioned investments at September 30, 2020.

5.   **Income Taxes**

At September 30, 2020, the Company had no unrecognized tax benefits recorded. The Company does not expect the amount of unrecognized tax benefits to significantly change within the next twelve months.

The components of the deferred income taxes at September 30, 2020 are as follows:

Deferred income tax liabilty (asset):		
Accumulated depreciation	$	17,006
Allowance for doubtful accounts		(2,824)
Other		11,201
	$	25,383

The Company is subject to U.S. federal income tax as well as income tax of the state of Missouri, and various other states. The Company is no longer subject to examination by taxing authorities for years before 2017.

6. Property and Equipment

The major components of property and equipment at September 30, 2020 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 89,213	7 years
Office equipment	144,052	3-5 years
Leasehold improvements	20,000	Life of lease
	253,265	
Less accumulated depreciation and amortization	162,130	
Property and equipment, net	$ 91,135	

7. Stockholders' Equity

From time to time, the Board of Directors authorizes the Company to purchase and resell its common stock. In December 2019, the Board authorized the sale of 448,430 shares of common stock for a total price of $1,000,000. Of the shares sold, 26,228 were re-issued from treasury stock.

8. Commitments and Contingent Liabilities

In the normal course of its business, the Company may be contingently liable to its clearing broker/dealer for specified potential losses such as the margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer. The maximum potential amount of future payments that the Company could be required to make under these circumstances cannot be estimated. Based on history, the Company believes that it is unlikely it will have any payments related to these items and that any payments would be immaterial and accordingly has not recorded any obligation in its financial statements related to these items.

9. Leases

Some of the Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to operating leases at September 30, 2020 was as follows:

Weighted average remaining lease term	6 years 8 months
Weighted average discount rate	4.75%

Maturities of lease liabilities under noncancelable operating leases at September 30, 2020 are as follows:

Year ended September 30, 2021	$ 177,616
Year ended September 30, 2022	180,885
Year ended September 30, 2023	184,153
Year ended September 30, 2024	187,423
Year ended September 30, 2025	190,692
Thereafter	324,720
Total undiscounted lease payments	1,245,489
Less imputed interest	(182,973)
Lease commitment liability	$ 1,062,516

10. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At September 30, 2020, the Company had net capital and minimum net capital required of $8,411,995 and $228,782, respectively. The Company's percentage of aggregate indebtedness to net capital was 40.80 percent at September 30, 2020. The Company claims exemption from certain requirements pursuant to paragraph (k)(2)(ii) of Rule 15c3-3. All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

11. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to the Agreement. At September 30, 2020, all of the non-equity securities owned, which are presented on the accompanying Statement of Financial Condition, are positions with and amounts due principally from the clearing broker, who is a member of a nationally recognized exchange. The Company also maintains a $100,000 deposit with its clearing broker and has a receivable of $9,218,238 at September 30, 2020. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk. Also, at September 30, 2020, the Company has cash of $2,160,641 deposited at a domestic financial institution.

12. Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access at the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

Securities owned

The fair values of securities owned are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1) or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2). Inputs to the matrix pricing include recent transactions of similar securities and other observable market data.

Securities owned measured at fair value on a recurring basis are summarized below at September 30, 2020:

Financial Assets	Fair value	Quote prices in active markets for identical assets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State/political subdivisions:				
AAA rated	$ 374,607	$ -	$ 374,607	$ -
AA rated	2,311,492	-	2,311,492	-
Equity securities:				
Corporate Equity	36,813	36,813	-	-
Total securities owned	$ 2,722,912	$ 36,813	$ 2,686,099	$ -

13. **Risks and Uncertainties**

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition, operations and stockholders' equity. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.

A novel strain of coronavirus surfaced in Wuhan China in December 2019 and has spread around the world with resulting business and social disruption. The virus was declared a public Health Emergency of International Concern by the World Health Organization on January 30, 2020 and on March 11, 2020 was declared a pandemic. The operations and business results of the Company could be materially adversely affected. Significant estimates may be materially adversely impacted by local, state and national restrictions and events designed to contain the coronavirus. The magnitude of the impact is likely dependent on the length and severity of the disruption.